SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                          WuXi PharmaTech (Cayman) Inc.
                          -----------------------------
                                (Name of Issuer)

                   Ordinary Shares, Par Value $0.02 Per Share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    929352102
                                    ---------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                               New York, NY 10017
                                 (212) 878-0600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000


                                December 15, 2008
                                -----------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP No. - 929352102                                         Page 2 of 14 pages
---------------------                                         ------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus Private Equity X, L.P.
              26-0849130
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- ------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)      [ ]
------------- ------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------- ----------- -----------------------------------------

                               7       SOLE VOTING POWER

                                       -0-
                           ----------- -----------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED             8       SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                            34,912,216*
                           ----------- -----------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                       -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       34,912,216*
------------- ------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              34,912,216*
------------- ------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)      [ ]
------------- ------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.6%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- ------------------------------------------------------------------

* See Item 3.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP No. - 929352102                                         Page 3 of 14 pages
---------------------                                         ------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus X Partners, L.P.
              26-0869910
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- ------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)      [ ]
------------- ------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------- ----------- -----------------------------------------

                               7       SOLE VOTING POWER

                                       -0-
                           ----------- -----------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED             8       SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                            1,116,896*
                           ----------- -----------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                       -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       1,116,896*
------------- ------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,116,896*
------------- ------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)      [ ]
------------- ------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              Less than 1%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- ------------------------------------------------------------------

* See Item 3.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP No. - 929352102                                         Page 4 of 14 pages
---------------------                                         ------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus X, L.P.
              26-0403670
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)      [ ]
------------- ------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------- ----------- -----------------------------------------

                               7       SOLE VOTING POWER

                                       -0-
                           ----------- -----------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED             8       SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                            36,029,112*
                           ----------- -----------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                       -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       36,029,112*
------------- ------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              36,029,112*
------------- ------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)      [ ]
------------- ------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.9%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- ------------------------------------------------------------------

* See Item 3.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP No. - 929352102                                         Page 5 of 14 pages
---------------------                                         ------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus X LLC
              26-0403605
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)      [ ]
------------- ------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------

                               7       SOLE VOTING POWER

                                       -0-
                           ----------- -----------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED             8       SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                            36,029,112*
                           ----------- -----------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                       -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       36,029,112*
------------- ------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              36,029,112*
------------- ------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)      [ ]
------------- ------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.9%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

* See Item 3.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP No. - 929352102                                         Page 6 of 14 pages
---------------------                                         ------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus Partners, LLC
              13-4069737
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)      [ ]
------------- ------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------

                               7       SOLE VOTING POWER

                                       -0-
                           ----------- -----------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED             8       SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                            36,029,112*
                           ----------- -----------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                       -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       36,029,112*
------------- ------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              36,029,112*
------------- ------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)      [ ]
------------- ------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.9%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

* See Item 3.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP No. - 929352102                                         Page 7 of 14 pages
---------------------                                         ------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus LLC
              13-3536050
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)      [ ]
------------- ------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------

                               7       SOLE VOTING POWER

                                       -0-
                           ----------- -----------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED             8       SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                            36,029,112*
                           ----------- -----------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                       -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       36,029,112*
------------- ------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              36,029,112*
------------- ------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)      [ ]
------------- ------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.9%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

* See Item 3.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP No. - 929352102                                         Page 8 of 14 pages
---------------------                                         ------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus & Co.
              13-6358475
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)      [ ]
------------- ------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------- ----------- -----------------------------------------

                               7       SOLE VOTING POWER

                                       -0-
                           ----------- -----------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED             8       SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                            36,029,112*
                           ----------- -----------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                       -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       36,029,112*
------------- ------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              36,029,112*
------------- ------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)      [ ]
------------- ------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.9%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- ------------------------------------------------------------------

* See Item 3.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP No. - 929352102                                         Page 9 of 14 pages
---------------------                                         ------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Charles R. Kaye
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)      [ ]
------------- ------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
-------------------------- ----------- -----------------------------------------

                               7       SOLE VOTING POWER

                                       -0-
                           ----------- -----------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED             8       SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                            36,029,112*
                           ----------- -----------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                       -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       36,029,112*
------------- ------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              36,029,112*
------------- ------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)      [ ]
------------- ------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.9%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- ------------------------------------------------------------------

* See Item 3.

                                 SCHEDULE 13D/A
---------------------                                        ------------------
CUSIP No. - 929352102                                        Page 10 of 14 pages
---------------------                                        ------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Joseph P. Landy
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
------------- ------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)      [ ]
------------- ------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
-------------------------- ----------- -----------------------------------------

                               7       SOLE VOTING POWER

                                       -0-
                           ----------- -----------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED             8       SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                            36,029,112*
                           ----------- -----------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                       -0-
                           ----------- -----------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       36,029,112*
------------- ------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              36,029,112*
------------- ------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)      [ ]
------------- ------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.9%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- ------------------------------------------------------------------

* See Item 3.

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D originally filed on July 14, 2008 ("Original 13D") by Warburg Pincus Private Equity X, L.P., a Delaware limited partnership ("WP X"), Warburg Pincus X Partners, L.P., a Delaware limited partnership ("WPP X" and together with WP X, the "Funds"), Warburg Pincus X, L.P., a Delaware limited partnership and the sole general partner of each of the Funds ("WP X LP"), Warburg Pincus X LLC ("WP X LLC"), a New York limited liability company and the sole general partner of WP X LP, Warburg Pincus Partners, LLC ("WPP LLC"), a New York limited liability company and the sole member of WP X LLC, Warburg Pincus LLC, a New York limited liability company that manages each of the Funds ("WP LLC"), Warburg Pincus & Co. ("WP"), a New York general partnership and the managing member of WPP LLC, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP LLC and WP collectively being referred to as the "Warburg Pincus Reporting Persons"). This Amendment No. 1 relates to the ordinary shares, par value $0.02 per share (the "Ordinary Shares"), of WuXi PharmaTech (Cayman) Inc., a Cayman Islands corporation (the "Company"). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Original 13D.

     Except as specifically amended by this Amendment No. 1, items in the Original 13D are unchanged.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Original 13D is hereby amended by adding the following paragraphs at the end thereof:

     Between December 5, 2008 and December 16, 2008, WP X purchased 1,116,847 American Depositary Shares (each of which represents eight Ordinary Shares ("ADSs")) in the open market on the dates and at the prices set forth on
Schedule I hereto.

     Between December 5, 2008 and December 16, 2008, WPP X purchased 35,730 ADSs in the open market on the dates and at the prices set forth on Schedule I hereto.

     The Funds acquired Ordinary Shares (in the form of ADSs) for aggregate consideration (excluding commissions) of approximately $6.9 million in these open market transactions. Such purchases total 1,152,577 ADSs (the "Purchased Securities"). WP X and WPP X obtained the funds used to acquire the Purchased Securities from capital contributions from the respective limited partners of the Funds.

     Item 5.  Interest in Securities of the Issuer

     Item 5 of the Original 13D is hereby amended by replacing it in its entirety with the following:

     (a) The percentages used herein are calculated based upon the 525,020,598 Ordinary Shares that were outstanding as of September 30, 2008 as reported in the Company's Form 6-K filed with the Securities and Exchange Commission on November 13, 2008.

     WP X is the direct owner of 25,977,440 Ordinary Shares and 1,116,847 ADSs, representing approximately 6.6% of the outstanding Ordinary Shares. WPP X is the direct owner of 831,056 Ordinary Shares and 35,730 ADSs, representing less than 1% of the outstanding Ordinary Shares. Accordingly, as of December 16, 2008, the Funds may be deemed to beneficially own an aggregate of 26,808,496 Ordinary Shares and 1,152,577 ADSs, representing approximately 6.9% of the outstanding Ordinary Shares.

     Due to their respective relationships with the Funds and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 36,029,112 Ordinary Shares. Each of WP, WPP LLC, WP LLC, WP X LLC, WP X LP, Mr. Kaye and Mr. Landy disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares.

     (b) Each of the Warburg Pincus Reporting Persons is deemed to share with the Funds the power to vote or to direct the vote and to dispose or to direct the disposition of 36,029,112 Ordinary Shares.

     (c) Between December 5, 2008 and December 16, 2008, each of WP X and WPP X purchased on the open market shares of the Company's Ordinary shares (in the forms of ADSs) in the amounts, on the dates and at the price per ADS set forth on Schedule I hereto.

     Except as set forth in this Item 5(c) and on Schedule I, no other transactions in the Ordinary Shares were effected during the past sixty days by any of the Warburg Pincus Reporting Persons.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2008


                         WARBURG PINCUS PRIVATE EQUITY X, L.P.

                         By: Warburg Pincus X, L.P., its general partner
                         By: Warburg Pincus X LLC, its general partner
                         By: Warburg Pincus Partners, LLC, its managing member
                         By: Warburg Pincus & Co., its managing member


                         By:   /s/ Scott A. Arenare
                               -------------------------------------------
                               Name:  Scott A. Arenare
                               Title: Partner


                         WARBURG PINCUS X, L.P.

                         By: Warburg Pincus X LLC, its general partner
                         By: Warburg Pincus Partners, LLC, its managing member
                         By: Warburg Pincus & Co., its managing member


                         By:   /s/ Scott A. Arenare
                               -------------------------------------------
                               Name:  Scott A. Arenare
                               Title: Partner


                         WARBURG PINCUS X PARTNERS, L.P.

                         By: Warburg Pincus X, L.P., its general partner
                         By: Warburg Pincus X LLC, its general partner
                         By: Warburg Pincus Partners, LLC, its managing member
                         By: Warburg Pincus & Co., its managing member


                         By:   /s/ Scott A. Arenare
                               -------------------------------------------
                               Name:  Scott A. Arenare
                               Title: Partner

                         WARBURG PINCUS X LLC

                         By:  Warburg Pincus Partners, LLC, its sole member
                         By:  Warburg Pincus & Co., its managing member


                         By:   /s/ Scott A. Arenare
                               -------------------------------------------
                               Name:  Scott A. Arenare
                               Title: Partner


                         WARBURG PINCUS PARTNERS, LLC

                         By:  Warburg Pincus & Co., its managing member


                         By:   /s/ Scott A. Arenare
                               -------------------------------------------
                               Name:  Scott A. Arenare
                               Title: Partner


                         WARBURG PINCUS & CO.


                         By:   /s/ Scott A. Arenare
                               -------------------------------------------
                               Name:  Scott A. Arenare
                               Title: Partner



                         WARBURG PINCUS LLC


                         By:   /s/ Scott A. Arenare
                               -------------------------------------------
                               Name:  Scott A. Arenare
                               Title: Managing Director



                         By:   /s/ Scott A. Arenare
                               -------------------------------------------
                               Name:  Charles R. Kaye
                               By:    Scott A. Arenare, Attorney-in-Fact*


                         By:   /s/ Scott A. Arenare
                               -------------------------------------------
                               Name:  Joseph P. Landy
                               By:    Scott A. Arenare, Attorney-in-Fact**


* Power of Attorney given by Mr. Kaye was previously filed with the Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

                                                                     Schedule I

Set forth below is a list of purchases of ADSs made on the open market by WP X and WPPX between December 5, 2008 and December 16, 2008, in their respective amounts and at their respective prices per ADS. Each ADS represents eight Ordinary Shares.

WP X Purchases:

Date of Purchase       Number of ADSs             Price Per ADS
----------------       --------------             -------------
12/5/2008                    775                     $4.79
12/5/2008                    581                     $4.81
12/5/2008                    775                     $4.82
12/5/2008                   4,651                    $4.85
12/5/2008                    872                     $4.87
12/5/2008                    97                      $4.88
12/5/2008                   1,357                    $4.89
12/5/2008                  44,527                    $4.90
12/5/2008                    775                     $4.97
12/8/2008                    678                     $5.45
12/8/2008                    388                     $5.46
12/8/2008                    388                     $5.47
12/8/2008                   5,523                    $5.48
12/8/2008                   2,004                    $5.49
12/8/2008                  248,676                   $5.50
12/9/2008                   1,744                    $5.62
12/9/2008                   1,938                    $5.63
12/9/2008                  84,497                    $5.65
12/10/2008                   291                     $5.92
12/10/2008                   291                     $5.94
12/10/2008                  3,101                    $5.95
12/11/2008                   97                      $6.02
12/11/2008                   291                     $6.03
12/11/2008                  1,453                    $6.04
12/11/2008                   291                     $6.05
12/11/2008                   97                      $6.06
12/11/2008                   388                     $6.07
12/11/2008                   97                      $6.08
12/11/2008                  1,661                    $6.09
12/11/2008                   194                     $6.11
12/11/2008                  5,233                    $6.12
12/11/2008                   484                     $6.13
12/11/2008                   872                     $6.14
12/11/2008                  8,527                    $6.15
12/11/2008                  3,101                    $6.16
12/11/2008                   194                     $6.19
12/11/2008                  3,972                    $6.20
12/11/2008                   388                     $6.21
12/11/2008                   194                     $6.22
12/11/2008                  1,550                    $6.23
12/11/2008                  1,163                    $6.24
12/11/2008                 11,143                    $6.25
12/11/2008                  5,136                    $6.26
12/11/2008                  3,392                    $6.27
12/11/2008                   484                     $6.28
12/11/2008                   291                     $6.29
12/11/2008                  7,655                    $6.30
12/11/2008                   194                     $6.31
12/11/2008                   194                     $6.32
12/11/2008                   97                      $6.33

12/11/2008                 12,492                    $6.35
12/12/2008                   484                     $6.16
12/12/2008                   194                     $6.20
12/12/2008                   291                     $6.22
12/12/2008                   291                     $6.23
12/12/2008                   911                     $6.24
12/12/2008                   529                     $6.25
12/12/2008                   678                     $6.26
12/12/2008                   872                     $6.27
12/12/2008                  1,582                    $6.28
12/12/2008                  2,939                    $6.29
12/12/2008                  2,294                    $6.30
12/12/2008                   97                      $6.33
12/15/2008                   97                      $6.19
12/15/2008                   194                     $6.23
12/15/2008                   194                     $6.24
12/15/2008                  1,260                    $6.25
12/15/2008                  1,453                    $6.29
12/15/2008                   194                     $6.31
12/15/2008                  1,647                    $6.32
12/15/2008                  4,070                    $6.33
12/15/2008                  2,713                    $6.34
12/15/2008                  5,911                    $6.35
12/15/2008                   194                     $6.36
12/15/2008                 224,905                   $6.40
12/15/2008                   97                      $6.47
12/15/2008                   194                     $6.52
12/15/2008                 193,508                   $6.57
12/16/2008                 193,800                   $6.10


Total ADSs Acquired:     1,116,847

Total Ordinary
Shares Acquired:         8,934,776


WPP X Purchases:

Date of Purchase       Number of ADSs             Price Per ADS
----------------       --------------             -------------
12/5/2008                     25                     $4.79
12/5/2008                     19                     $4.81
12/5/2008                     25                     $4.82
12/5/2008                     149                    $4.85
12/5/2008                     28                     $4.87
12/5/2008                      3                     $4.88
12/5/2008                     43                     $4.89
12/5/2008                    1,424                   $4.90
12/5/2008                     25                     $4.97
12/8/2008                     22                     $5.45
12/8/2008                     12                     $5.46
12/8/2008                     12                     $5.47
12/8/2008                     177                    $5.48
12/8/2008                     64                     $5.49
12/8/2008                    7,956                   $5.50
12/9/2008                     56                     $5.62
12/9/2008                     62                     $5.63
12/9/2008                    2,703                   $5.65
12/10/2008                     9                     $5.92
12/10/2008                     9                     $5.94
12/10/2008                    99                     $5.95

12/11/2008                     3                     $6.02
12/11/2008                     9                     $6.03
12/11/2008                    47                     $6.04
12/11/2008                     9                     $6.05
12/11/2008                     3                     $6.06
12/11/2008                    12                     $6.07
12/11/2008                     3                     $6.08
12/11/2008                    54                     $6.09
12/11/2008                     6                     $6.11
12/11/2008                    167                    $6.12
12/11/2008                    16                     $6.13
12/11/2008                    28                     $6.14
12/11/2008                    273                    $6.15
12/11/2008                    99                     $6.16
12/11/2008                     6                     $6.19
12/11/2008                    128                    $6.20
12/11/2008                    12                     $6.21
12/11/2008                     6                     $6.22
12/11/2008                    50                     $6.23
12/11/2008                    37                     $6.24
12/11/2008                    357                    $6.25
12/11/2008                    164                    $6.26
12/11/2008                    108                    $6.27
12/11/2008                    16                     $6.28
12/11/2008                     9                     $6.29
12/11/2008                    245                    $6.30
12/11/2008                     6                     $6.31
12/11/2008                     6                     $6.32
12/11/2008                     3                     $6.33
12/11/2008                    400                    $6.35
12/12/2008                    16                     $6.16
12/12/2008                     6                     $6.20
12/12/2008                     9                     $6.22
12/12/2008                     9                     $6.23
12/12/2008                    29                     $6.24
12/12/2008                    17                     $6.25
12/12/2008                    22                     $6.26
12/12/2008                    28                     $6.27
12/12/2008                    51                     $6.28
12/12/2008                    94                     $6.29
12/12/2008                    73                     $6.30
12/12/2008                     3                     $6.33
12/15/2008                     3                     $6.19
12/15/2008                     6                     $6.23
12/15/2008                     6                     $6.24
12/15/2008                    40                     $6.25
12/15/2008                    47                     $6.29
12/15/2008                     6                     $6.31
12/15/2008                    53                     $6.32
12/15/2008                    130                    $6.33
12/15/2008                    87                     $6.34
12/15/2008                    189                    $6.35
12/15/2008                     6                     $6.36
12/15/2008                   7,195                   $6.40
12/15/2008                     3                     $6.47
12/15/2008                     6                     $6.52
12/15/2008                   6,192                   $6.57
12/16/2008                   6,200                   $6.10

Total ADSs Acquired:       35,730

Total Ordinary
Shares Acquired:          285,840